SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2002
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES.
                                ------------------------------------------

AMVESCAP PLC
808297
IMMEDIATE RELEASE 18 DECEMBER 2002
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7065 3652

                                                SCHEDULE 10

                                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)        Name of company         AMVESCAP PLC

2)        Name of shareholder having a major interest
                        BARCLAYS PLC

3)        Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
                                                  See Attached List

5)        Number of shares/amount of stock acquired                  -

6)        Percentage of issued class                                 -

7)        Number of shares/amount of stock disposed                  -

8)        Percentage of issued class                                 -

9)        Class of security                                         ORDINARY SHARES

10)       Date of transaction                                       10 DECEMBER 2002

11)       Date company informed                                     18 DECEMBER 2002

12)       Total holding following this notification                 24,162,563

13)       Total percentage holding of issued class following this
          notification                                              3.04%

14)       Any additional information                                  -

15)       Name of contact and telephone number for queries
               ANGELA TULLY
               TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

               ANGELA TULLY
               AMVESCAP PLC
               ASSISTANT COMPANY SECRETARY

          Date of notification   18 DECEMBER 2002.


Registered Holder                                  Account Designation                         Holding
-----------------                                  -------------------                         -------
ALMIXFTTL- 18408-CHASE MANHATTA                    ALMIXFTT                                    116,006
ASUKEXTTL-20947-CHASE MANHATTA                     ASUKEXTT                                  4,146,057
Bank of Ireland                                    BNXOO9IE                                    173,619
BARCLAYS CAPITAL NOMINEES LIMI                                                                 208,528
BARCLAYS CAPITAL SECURITIES LT                                                                   2,500
Barclays Trust Co & Others                                                                          85
BARCLAYS TRUST CO AS EXEC/ADM                                                                       62
Barclays Trust Co DMC69                                                                          3,300
Barclays Trust Co E99                                                                            2,377
Barclays Trust Co R69                                                                            5,056
BLEEQTTTL- 17011-CHASE MANHATTA                    BLEEOTTT                                     12,220
BLENTFUKQ-16344-CHASE MANHATTA                     BLENTFUK                                     61,062
BLENTPUKQ- 16345-CHASE MANHATTA                    BLENTPUK                                    130,299
BLEQFDUKQ- 16331-CHASE MANHATTA                    BLEOFDUK                                    259,989
BLEQPTUEA-16341-CHASE MANHATTA                     BLEOPTUE                                    217,018
BLEQPTUKQ- 16341-CHASE MANHATTA                    BLEOPTUK                                    714,055
BLINTNUKQ-Z1AJ-dummy                               BLINTNUK                                     40,470
BLINTPUKQ- 16342-CHASE MANHATTA                    BLINTPUK                                     81,161
BLUKINTTL- 16400-CHASE MANHATTA                    BLUKINTT                                  8,878,003
BOSTON SAFE DEPOSIT AND TRUST                      591668                                      154,496
CHASE MANHATTAN BANK                               500227                                    2,597,206
CHASE MANHATTAN BANK                               502872                                      981,308
CHASE MANHATTAN BANK                               508068                                      292,203
CHASE MANHATTAN BANK                               527191                                    1,343,751
CHASE MANHATTAN BANK                               536747                                      198,797
CHASE MANHATTAN BANK                               552942                                      284,239

Registered Holder                                  Account Designation                         Holding
-----------------                                  -------------------                         -------
CHASE MANHATTAN BANK                               569565                                        9,181
Chase Manhattan Bank                               585405                                        1,565
Chase Manhattan Bank                               585439                                        7,338
Chase Manhattan Bank                               586528                                        8,961
CHATRKTTL- 16376-CHASE MANHATTA                    CHATRKTT                                    317,516
Clydesdale Nominees HGBO125                        18812                                         1,230
Clydesdale Nominees HGBO125                        19649                                           820
Clydesdale Nominees HGBO125                        21643                                         1,650
Clydesdale Nominees HGBO125                        24839                                           750
Clydesdale Nominees HGBO125                        203172                                          450
Clydesdale Nominees HGBO125                        225176                                        1,650
Clydesdale Nominees HGBO125                        323330                                        1,950
Clydesdale Nominees HGBO125                        323364                                        1,100
Clydesdale Nominees HGBO125                        323496                                        1,600
Clydesdale Nominees HGBO125                        447810                                          500
Clydesdale Nominees HGBO125                        486590                                        5,125
Clydesdale Nominees HGBO12S                        494096                                        1,500
Clydesdale Nominees HGBO125                        597057                                        1,000
Clydesdale Nominees HGBO125                        597316                                        2,050
Clydesdale Nominees HGBO125                        597332                                          550
Clydesdale Nominees HGBO125                        597448                                        1,750
Clydesdale Nominees HGBO125                        597758                                        1,500
Clydesdale Nominees HGBO125                        644128                                        1,000
Clydesdale Nominees HGBO125                        651361                                          650
Clydesdale Nominees HGBO125                        673551                                          500
Clydesdale Nominees HGBO125                        679401                                           90
Registered Holder                                  Account Designation                         Holding
-----------------                                  -------------------                         -------
Clydesdale Nominees HGBO125                        691517                                        1,000
Clydesdale Nominees HGBO125                        693404                                        1,000
Clydesdale Nominees HGBO125                        693552                                        2,500
Clydesdale Nominees HGBO125                        694753                                        1,335
Clydesdale Nominees HGBO125                        696039                                        1,450
Clydesdale Nominees HGBO125                        702454                                          850
Clydesdale Nominees HGBO125                        703809                                          625
Clydesdale Nominees HGBO125                        807507                                        2,650
Clydesdale Nominees HGBO125                        807663                                          500
Clydesdale Nominees HGBO125                        3100217                                       1,530
Clydesdale Nominees HGBO125                        3100357                                         890
Clydesdale Nominees HGBO125                        3100420                                       1,285
Clydesdale Nominees HGBO125                        3100926                                       1,745
Clydesdale Nominees HGBO125                        3101280                                         770
Clydesdale Nominees HGBO125                        3101540                                         845
Clydesdale Nominees HGBO125                        3101868                                       1,450
Clydesdale Nominees HGBO125                        3102058                                       1,180
Clydesdale Nominees HGBO125                        3102147                                         765
Clydesdale Nominees HGBO125                        3102406                                       1,220
Clydesdale Nominees HGBO125                        3102465                                       5,000
Clydesdale Nominees HGBO125                        3102490                                         740
Clydesdale Nominees HGBO125                        3102546                                       1,290
Clydesdale Nominees HGBO125                        3102716                                         835
Clydesdale Nominees HGBO125                        3103062                                         690
Clydesdale Nominees HGBO125                        3103119                                       1,000
Clydesdale Nominees HGBO125                        7000093                                         725
JPMorgan Chase Bank                                BTGFO6IE                                     23,448
JPMorgan Chase Bank                                BTGFO7IE                                     14,425
JPMorgan Chase Bank                                BTKOO lIE                                    70,424
JPMorgan Chase Bank                                BTSOO4IE                                     72,197
Registered Holder                                  Account Designation                         Holding
-----------------                                  -------------------                         -------
JPMorgan Chase Bank                                BTSOO5IE                                      4,365
JPMorgan Chase Bank                                BTSOO6IE                                     29,945
JPMorgan Chase Bank                                BTSOO9IE                                     13,511
JPMorgan Chase Bank                                BTSO11IE                                     10,147
JPMorgan Chase Bank                                BTSO15IE                                      9,060
JPMorgan Chase Bank                                BTSO18IE                                      1,903
JPMorgan Chase Bank                                BTSO19IE                                      6,368
JPMorgan Chase Bank                                BTSO22IE                                      9,125
JPMorgan Chase Bank                                BTSO24IE                                      5,062
JPMorgan Chase Bank                                BTSO28IE                                    189,885
JPMorgan Chase Bank                                BTSO31IE                                      1,184
Mitsubishi Trust International                     BNNO18IE                                      2,732
Mitsubishi Trust International                     BNNO24IE                                      4,759
Mitsubishi Trust International                     BNNO33IE                                      9,631
Mitsubishi Trust International                     BNNO46IE                                     34,763
NORTHERN TRUST BANK - BGI SEPA                     581610                                       74,068
NORTHERN TRUST BANK - BGI SEPA                     584069                                       44,587
Nutraco Nominees Limited                                                                       150,000
State Street                                       BNNO32IE                                      7,573
State Street                                       BNXO12IE                                     13,742
State Street                                       BNXO19IE                                     86,580
State Street                                       BNXO21IE                                        278

Registered Holder                                  Account Designation                         Holding
-----------------                                  -------------------                         -------
Clydesdale Nominees HGB0225                        5192                                          7,000
Clydesdale Nominees HGB0225                        595798                                        1,000
Clydesdale Nominees HGB0225                        597758                                          750
Clydesdale Nominees HGB0225                        703213                                          575
Clydesdale Nominees HGB0225                        703825                                          700
Clydesdale Nominees HGB0225                        703833                                        1,500
Clydesdale Nominees HGB0225                        870934                                        3,650
Clydesdale Nominees HGB0225                        3101361                                         825
Clydesdale Nominees HGB1O25                        837619                                        4,100
INVESTORS BANK AND TRUST CO.                       428169                                       61,776
INVESTORS BANK AND TRUST CO.                       555879                                       10,098
INVESTORS BANK AND TRUST CO.                       573039                                       84,165
INVESTORS BANK AND TRUST CO.                       583293                                      247,147
INVESTORS BANK AND TRUST CO.                       585918                                        3,330
INVESTORS BANK AND TRUST CO.                       586072                                       89,086
INVESTORS BANK AND TRUST CO.                       588888                                       36,771
INVESTORS BANKANDTRUSTCO.                          590421                                       53,926
INVESTORS BANK AND TRUST CO.                       592252                                      100,179
INVESTORS BANK AND TRUST CO.                       911140                                       17,175
JPMORGAN CHASE BANK                                540186                                        3,317
JPMORGAN CHASE BANK                                555465                                      143,768
JPMorgan Chase Bank                                BTCO34IE                                      8,523
JPMorgan Chase Bank                                BTCO45IE                                     66,066
JPMorgan Chase Bank                                BTGFO1IE                                     72,302
JPMorgan Chase Bank                                BTGFO4IE                                     70,276
JPMorgan Chase Bank                                BTGFO5IE                                     50,355
STATE STREET BANK AND TRUST                        713101                                      639,181
Sumitomo TB                                        BNNO29IE                                      7,681
Sumitomo TB                                        BNNO31IE                                      2,193
Sumitomo TB                                        BNNO36IE                                      5,407
Sumitomo TB                                        BNNO44IE                                      1,879
Sumitomo TB                                        BNNO52IE                                      4,190
Swan Nominees Limited                                                                              403
UBS Limited                                        583996                                       86,929
ZEBAN NOMINEES LIMITED                                                                          76,865
                                                     Total                                  24,162,563

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 18 December, 2002                 By  /s/  ANGELA TULLY
     -----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary